PURE GOLD MINERALS INC. T.PUG

03 APR -8 AM 7:21

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

03007922

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
APR 16 2003
THOMSON FINANCIAL

dlw 4/14

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 7, 2003 TSX SYMBOL: PUG

SERIES H WARRANTS APPROVED FOR LISTING

Further to the Company's recently completed Rights Offering (see news releases dated January 28 and March 14, 2003), Pure Gold Minerals Inc. (the "Company" or "Pure Gold") is pleased to announce that a total of 6,672,070 Series H Warrants (the "Warrants") will be listed and posted for trading on the Toronto Stock Exchange at the opening of trading on Tuesday April 8, 2003.

The trading symbol is: **PUG.WT**

The Warrants have been issued in connection with the recent Rights Offering of flow-through and non-flow-through units by Pure Gold. Each flow-through unit consists of one flow-through common share and one-half of one Warrant. Each non-flow-through unit consists of one common share and one whole Warrant. Each whole Warrant entitles the holder to purchase one additional common share of Pure Gold at a price of $0.10 at any time on or before 4:00p.m. (Vancouver time) on March 14, 2004.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca